CliftonLarsonAllen LLP
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Coughlin and Company, Inc.
Denver, Colorado

We were engaged to examine Coughlin and Company, Inc.'s (the Company) statements, included in the accompanying compliance report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended September 30, 2019; (2) the Company's internal control over compliance was effective as of September 30, 2019; (3) the Company was in compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) as of September 30, 2019; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, §240.15c3-3, and §240.17a-13, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the management's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance with 17 C.F.R. §240.15c3-1 was effective as of and during the most recent fiscal year ended September 30, 2019; the Company complied with 17 C.F.R. §240.15c3-1 as of September 30, 2019; and the information used to assert compliance with 17 C.F.R. §240.15c3-1 as of September 30, 2019, was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance with 17 C.F.R. §240.15c3-1, testing and evaluating the Company's compliance with 17 C.F.R. §240.15c3-1, determining whether the information used to assert compliance with 17 C.F.R. §240.15c3-1 was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As stated in the compliance report, the Company did not carry customer accounts during the most recent fiscal year ended September 30, 2019. Accordingly, we were unable to obtain sufficient appropriate audit evidence about the Company's internal controls over compliance with 17 C.F.R. §240.15c3-3(e) and §240.17a-13; the Company's compliance with 17 C.F.R. §240.15c3-3(e) and §240.17a-13; and that the information used to assert compliance with 17 C.F.R. §240.15c3-3(e) and §240.17a-13 as of September 30, 2019, was derived from the Company's books and records.

Because of the significance of this matter, we have not obtained sufficient appropriate audit evidence to provide a basis for an audit opinion regarding the Company's statements as it relates to 17 C.F.R. §240.15c3-3(e) and §240.17a-13 referred to above. Accordingly, we do not express an opinion on these statements.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

St. Joseph, Missouri
November 22, 2019

COUGHLIN
& CO • SINCE 1932

Compliance Report

Coughlin and Company Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1. Coughlin and Company has established and maintained Internal Control over Compliance as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
2. Internal control over compliance was effective during the most recent fiscal year ended September 30, 2019.
3. The Company's internal control over compliance was effective as of the end of the most recent fiscal year ended September 30, 2019.
4. The Company was in compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. §240.15c3-3(e), and 240.17a-13 at the end of the most recent fiscal year ended September 30, 2019.
5. The information the Company used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. §240.15c3-3(e), and 240.17a-13 was derived from the books and records of the Company.

While Coughlin and Company has the Internal Control infrastructure in place, it does not currently carry customer accounts and therefore there are no transactions to test against the controls. Therefore no material weaknesses in the Internal Control over compliance were noted.

Coughlin & Company, Inc.

I, Walter Coughlin, swear that, to my best knowledge and belief, this compliance report is true and correct.

By:________________________________
Executive Vice President
November 22, 2019